Exhibit 12.1
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the Year Ended December 31,
	2008	2007	2006	2005	2004

Earnings:
Income (Loss) before extraordinary gains (losses)	$(58,298)	$(2,035)	$4,047	$6,294	$4,975

Add:
Total interest expense	34,341	40,185	36,875	33,339	29,737
Provision (benefit) for federal income taxes	13,749	(3,091)	166	1,277	1,024
Losses from partnership investments (1)	1,554	1,005	865	849	702
Capitalized interest	20	30	22	11	16
Minority interest in earnings (losses) of consolidated subsidiaries	(21)	(21)	10	(2)	(8)

Earnings (loss), as adjusted	$(8,655)	$36,073	$41,985	$41,768	$36,446

Fixed charges:
Total interest expense	$34,341	$40,185	$36,875	$33,339	$29,737
Capitalized interest	20	30	22	11	16

Total fixed charges	$34,361	$40,215	$36,897	$33,350	$29,753

Ratio of earnings (loss) to fixed charges	—	0.90:1	1.14:1	1.25:1	1.23:1

Deficiency	$43,016	$4,142

(1)	Includes amortized capitalized interest related to our partnership investments of $13 million, $11 million, $10 million, $9 million and $5 million for the years ended December 2008, 2007, 2006, 2005, and 2004, respectively.